UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)
Pro Elite, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
74266D303
(CUSIP Number)
February 21, 2008
(Date of Event Which Requires Filing of this Statement)
Sumner M. Redstone National Amusements, Inc. 846 University Avenue Norwood, Massachusetts 02062 Telephone: (781) 461-1600
with a copy to: Louis J. Briskman, Esq. CBS Corporation 51 West 52nd Street New York, New York 10019 Telephone: (212) 975-4321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D
CUSIP No. 74266D303	Page 2 of 28

1	NAME OF REPORTING PERSONS Showtime Networks Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,766,668†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,766,668†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,766,668†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON CO

†         Includes 500,000 shares of Common Stock that are expected to become vested on October 4, 2008 upon exhibition of certain programming pursuant to Warrant #5 (as defined in Item 3 below).

SCHEDULE 13D
CUSIP No. 74266D303	Page 3 of 28

1	NAME OF REPORTING PERSONS CBS Operations Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,766,668†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,766,668†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,766,668†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON CO

†         Includes 500,000 shares of Common Stock that are expected to become vested on October 4, 2008 upon exhibition of certain programming pursuant to Warrant #5 (as defined in Item 3 below).

SCHEDULE 13D
CUSIP No. 74266D303	Page 4 of 28

1	NAME OF REPORTING PERSONS CBS Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,766,668†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,766,668†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,766,668†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON CO

†         Includes 500,000 shares of Common Stock that are expected to become vested on October 4, 2008 upon exhibition of certain programming pursuant to Warrant #5 (as defined in Item 3 below).

SCHEDULE 13D
CUSIP No. 74266D303	Page 5 of 28

1	NAME OF REPORTING PERSONS NAIRI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,766,668†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,766,668†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,766,668†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON CO

†         Includes 500,000 shares of Common Stock that are expected to become vested on October 4, 2008 upon exhibition of certain programming pursuant to Warrant #5 (as defined in Item 3 below).

SCHEDULE 13D
CUSIP No. 74266D303	Page 6 of 28

1	NAME OF REPORTING PERSONS National Amusements, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,766,668†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,766,668†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,766,668†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON CO

†         Includes 500,000 shares of Common Stock that are expected to become vested on October 4, 2008 upon exhibition of certain programming pursuant to Warrant #5 (as defined in Item 3 below).

SCHEDULE 13D
CUSIP No. 74266D303	Page 7 of 28

1	NAME OF REPORTING PERSONS Sumner M. Redstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,766,668†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,766,668†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,766,668†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON IN

†         Includes 500,000 shares of Common Stock that are expected to become vested on October 4, 2008 upon exhibition of certain programming pursuant to Warrant #5 (as defined in Item 3 below).

Item 1.    Security and Issuer

The name of the issuer of the class of equity securities to which this statement relates is Pro Elite, Inc., a New Jersey corporation (the “Issuer”).

The class of equity security to which this statement relates is the Issuer’s common stock, par value $0.0001 per share (“Common Stock”).

The address of the Issuer’s principal executive offices is:

Pro Elite, Inc.
12121 Wilshire Boulevard, Suite 1001
Los Angeles, CA  90025

Item 2.     Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  Showtime Networks Inc., a Delaware corporation (“Showtime”), CBS Operations Inc., a Delaware corporation (“CBS Operations”), CBS Corporation, a Delaware corporation (“CBS”), NAIRI, Inc., a Delaware corporation (“NAIRI”), National Amusements, Inc., a Maryland corporation (“NAI”), and Sumner M. Redstone.  Showtime, CBS Operations, CBS, NAIRI, NAI and Mr. Redstone are collectively referred to as the “Reporting Persons.”

Showtime, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019.  Showtime’s principal business is premium subscription television services.  100% of the issued and outstanding stock of Showtime is owned by CBS Operations.

CBS Operations, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019.  CBS Operation’s principal business is owning and operating television stations.  100% of the issued and outstanding stock of CBS Operations is owned by CBS.

CBS, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019, and is a worldwide entertainment company. At June 30, 2008, NAIRI owned approximately 80% of CBS’s Class A Common Stock, par value $0.001 per share, and approximately 13% of CBS’s Class A Common Stock and Class B Common Stock, par value $.001 per share, on a combined basis.

NAIRI, a Delaware corporation, has its principal office at 846 University Avenue, Norwood, Massachusetts 02062 and is a company owning and operating movie theaters in the United States whose main assets include its shares of CBS Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

NAI, a Maryland corporation, has its principal office at 846 University Avenue, Norwood, Massachusetts 02062. NAI’s principal businesses are owning and operating movie theaters in the United States, United Kingdom, South America and Russia and holding the common stock of NAIRI. Mr. Redstone is the controlling shareholder of NAI.

Sumner M. Redstone is a United States citizen whose business address is c/o National Amusements, Inc., 846 University Avenue, Norwood, Massachusetts 02062.  Mr. Redstone’s principal occupation is Executive Chairman of the Board of CBS, Chairman of the Board and Chief Executive Officer of NAI and Chairman and President of NAIRI.

The executive officers and directors of Showtime, CBS Operations, CBS, NAIRI and NAI are set forth on Schedules I through V attached hereto, containing the following information with respect to each such person:

•	name;
•	residence or business address; and
•	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Reporting Persons or any person named in any of Schedules I through V attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each person identified on Schedules I through V attached hereto is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

On January 5, 2007, Showtime acquired 5,000,001 shares of Common Stock and a warrant (“Warrant #1) to purchase 1,666,667 shares of Common Stock at an exercise price of $2.00 per share for aggregate consideration of $5,000,000, which was paid in cash out of CBS’s existing cash balances.  Warrant #1 is attached hereto as Exhibit 5 and incorporated by reference herein.  Showtime acquired the foregoing securities pursuant to a Securities Purchase Agreement dated as of January 5, 2007 (the “Securities Purchase Agreement”) between Showtime and the Issuer.  The Securities Purchase Agreement is attached hereto as Exhibit 2 and incorporated by reference herein.

Also, on January 5, 2007, Showtime acquired a warrant (“Warrant #2”) to purchase 2,500,000 shares of Common Stock at an exercise price of $2.00 per share pursuant to the Securities Purchase Agreement.  Warrant #2 is attached hereto as Exhibit 6 and incorporated by reference herein.

Also, on January 5, 2007, Showtime acquired a warrant (“Warrant #3”) to purchase 2,500,000 shares of Common Stock at an exercise price of $2.00 per share pursuant to the Securities Purchase Agreement and the Exclusive Distribution Agreement dated as of November 8, 2006 (the “Distribution Agreement”) between Showtime and the Issuer.  Pursuant to the Distribution Agreement, among other things, the Issuer agreed to provide live professional mixed martial arts programs to Showtime.  The Distribution Agreement is attached hereto as Exhibit 4 and incorporated by reference herein.  Warrant #3 is not exercisable until the earlier of November 8, 2009 and the date of the termination of the Distribution Agreement due to a breach thereof by the Issuer.  Warrant #3 is attached hereto as Exhibit 7 and incorporated by reference herein.

On February 21, 2008, Showtime exercised Warrant #1 in full and exercised Warrant #2 in part (as to 333,333 shares of Common Stock) and paid the aggregate exercise price for the exercise of both warrants in cash out of CBS’s existing cash balances.

On February 22, 2008, Showtime acquired a warrant (“Warrant #4) to purchase 2,000,000 shares of Common Stock at an exercise price of $2.00 per share pursuant to a Subscription Agreement dated as of February 22, 2008 (the “Subscription Agreement”) between Showtime and the Issuer.  Warrant #4 and the Subscription Agreement are attached hereto as Exhibit 8 and Exhibit 10, respectively, and are incorporated by reference herein.

Also, on February 22, 2008, Showtime acquired a warrant (“Warrant #5) to purchase 2,000,000 shares of Common Stock at an exercise price of $2.00 per share pursuant to the Subscription Agreement and the Broadcast Agreement between CBS Entertainment and the Issuer dated as of February 22, 2008 (the “Broadcast Agreement”).  The shares of Common Stock issuable upon exercise of Warrant #5 vest in four equal installments upon exhibition of certain programming.  Warrant #5 became vested as to 500,000 shares on May 31, 2008 and as to 500,000 shares on July 26, 2008.  It is currently anticipated that Warrant #5 will become vested as to an additional 500,000 shares on October 4, 2008.  Warrant #5 and the Broadcast Agreement are attached hereto as Exhibit 9 and Exhibit 12, respectively, and are incorporated by reference herein.

On June 18, 2008, Showtime acquired a warrant (“Warrant #6”) to purchase 100,000 shares of Common Stock at an exercise price of $0.01 per share pursuant to a Senior Secured Note Purchase Agreement dated as of June 18, 2008 (the “Note Purchase Agreement”) between Showtime and the Issuer.  Warrant #6 and the Note Purchase Agreement are attached hereto as Exhibit 13 and Exhibit 14, respectively, and incorporated by reference herein.

Item 4.    Purpose of the Transaction

The Reporting Persons have acquired Common Stock for investment purposes.  The Reporting Persons regularly evaluate their ownership of Common Stock and the Issuer’s business and industry and will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, including the availability of other investment opportunities, the Reporting Persons may from time to time acquire assets of the Issuer and/or additional shares of Common Stock (or other securities of the Issuer) in the open market or in privately negotiated transactions or dispose of all or a portion of such assets or Common Stock (or other securities of the Issuer) that such Reporting Person now owns or may hereafter acquire.  The Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer regarding the Issuer, including, but not limited to, its operations.  Showtime is currently in exploratory discussions with the Issuer with respect to a possible acquisition of assets of the Issuer.  There can be no assurance as to the outcome of such discussions or, if such discussions result in an acquisition of assets of the Issuer, the terms or timing on which any such acquisition would take place.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate and implement plans or proposals with respect to the foregoing.

Item 5.  Interest in Securities of the Issuer

(a) and (b)

Showtime is the owner, with shared dispositive and voting power, of 12,766,668 shares of Common Stock (consisting of 7,000,001 shares of Common Stock and 5,766,667 shares of Common Stock issuable upon exercise of warrants, including 500,000 shares of Common Stock issuable upon exercise of Warrant #5 that are expected to become vested on October 4, 2008 upon exhibition of certain programming but excluding 2,500,000 shares of Common Stock issuable upon exercise of Warrant #3, which is not yet exercisable), or approximately 20.7% of the Issuer’s issued and outstanding Common Stock.  All computations of the percentage of outstanding Common Stock set forth herein are based on 55,854,726 shares of Common Stock outstanding as of August 9, 2008, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2008 (as filed with the SEC on August 19, 2008).

Each of NAI, NAIRI, CBS and CBS Operations is a beneficial owner, with shared dispositive and voting power, of 12,766,668 shares of Common Stock (consisting of 7,000,001 shares of Common Stock and 5,766,667 shares of Common Stock issuable upon exercise of warrants, including 500,000 shares of Common Stock issuable upon exercise of Warrant #5 that are expected to become vested on October 4, 2008 upon exhibition of certain programming but excluding 2,500,000 shares of Common Stock issuable upon exercise of Warrant #3, which is not yet exercisable), or approximately 20.7% of the Issuer’s issued and outstanding Common Stock.

As a result of his ownership in NAI, Mr. Redstone is deemed the beneficial owner, with shared dispositive and voting power, of 12,766,668 shares of Common Stock (consisting of 7,000,001 shares of Common Stock and 5,766,667 shares of Common Stock issuable upon exercise of warrants, including 500,000 shares of Common Stock issuable upon exercise of Warrant #5 that are expected to become vested on October 4, 2008 upon exhibition of certain programming but excluding 2,500,000 shares of Common Stock issuable upon exercise of Warrant #3, which is not yet exercisable), or approximately 20.7% of the Issuer’s issued and outstanding Common Stock.

(c)           During the 60 days prior to the date of the event reported in this statement, Showtime acquired the securities of the Issuer as described in Item 3 above (which is incorporated into this Item 5(c) by reference).

(d)           Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Showtime is party to an Investor Rights Agreement dated as of January 5, 2007 (the “First Investor Rights Agreement”) among the Issuer, Showtime, Gary Shaw, Douglas DeLuca and Santa Monica Capital Partners II, LLC.  Pursuant to the First Investor Rights Agreement:

•
Showtime has certain “demand” and “piggyback” registration right with respect to the shares of Common Stock (and the shares of Common Stock issuable upon exercise of Warrant #1, Warrant #2 and Warrant #3) that it acquired pursuant to the Securities Purchase Agreement;

•	Showtime has a right to purchase securities proposed to be sold by the Issuer;

•
Gary Shaw, Douglas DeLuca and Santa Monica Capital Partners II, LLC have granted Showtime a “co-sale” right in the event any of them determine to sell any of their shares of Common Stock (other than sales in brokers’ transactions, pursuant to an effective resale registration statement, in connection with the transfer to any affiliate, in connection with a bona fide gift, for compensation purposes, or pursuant to any hedging or similar transaction);

•	Showtime is entitled to notice before the Issuer may agree to be sold to a third party; and

•	Showtime is entitled to elect two directors to the Issuer’s board of directors (Showtime currently has one nominee on such board).

The foregoing summary of the First Investor Rights Agreement is qualified in its entirety by reference to the First Investor Rights Agreement, a copy of which is attached hereto as Exhibit 3.

On December 17, 2007, the Issuer granted Showtime a Promissory Note in the aggregate principal amount of $1,822,086 (the “December Note”).  The December Note originally matured on December 17, 2008.  On June 17, 2008, the maturity date of the December Note was extended to March 31, 2009 pursuant to a letter from Showtime to the Issuer, a copy of which is attached hereto as Exhibit 19 and incorporated by reference herein.

Showtime is party to an Investor Rights Agreement dated as of February 22, 2008 (the “Second Investor Rights Agreement”) between Showtime and the Issuer.  Pursuant to the Second Investor Rights Agreement, Showtime has certain “demand” and “piggyback” registration right with respect to the shares of Common Stock issuable upon exercise of Warrant #4 and Warrant #5 that it acquired pursuant to the Subscription Agreement.  The foregoing summary of the Second Investor Rights Agreement is qualified in its entirety by reference to the Second Investor Rights Agreement, a copy of which is attached hereto as Exhibit 11.

On June 18, 2008, the Issuer granted Showtime a Senior Secured Note in the aggregate principal amount of $3,500,000 (the “June Note”) for aggregate proceeds of $3,000,000 pursuant to the Note Purchase Agreement.  The June Note bears interest at a rate of 10% per year and matures in June 2009.  A copy of the June Note is attached hereto as Exhibit 16 and incorporated by reference herein.  The Issuer’s obligations under the June Note are secured by all of the Issuer’s personal property under a Security Agreement dated as of June 18, 2008 (the “Security Agreement”) between the Issuer and Showtime.  A copy of the Security Agreement is attached hereto as Exhibit 15 and incorporated by reference herein.

On September 10, 2008, the Issuer granted Showtime a Senior Secured Note in the aggregate principal amount of $1,000,000 (the “September Note”).  The September Note bears interest at a rate of 10% per year.  The September Note matures in June 2009 or will be cancelled prior to maturity in the event certain license fees due from Showtime to the Issuer become payable.  The Issuer’s obligations under the September Note are secured by all of the Issuer’s personal property under the Security Agreement, as amended by the parties on September 10, 2008.  Copies of the September Note and such amendment are attached hereto as Exhibit 17 and Exhibit 18, respectively, and incorporated by reference herein.

Except as set forth in Item 3 (which is incorporated into this Item 6 by reference) or in this Item 6, there is no written agreement between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7.                        Material to be Filed as Exhibits

Exhibit 1	Schedule 13D Joint Filing Agreement dated as of September 17, 2008 among each Reporting Person.

Exhibit 2
Securities Purchase Agreement dated as of January 5, 2007 between Showtime and the Issuer (incorporated by reference to Exhibit 10.17 to the Issuer’s Registration Statement on Form SB-2 (Registration No. 333-139882) filed with the SEC on January 12, 2007).

Exhibit 3
Investor Rights Agreement dated as of January 5, 2007 among the Issuer, Showtime, Gary Shaw, Douglas DeLuca and Santa Monica Capital Partners II, LLC (incorporated by reference to Exhibit 4.8 to the Issuer’s Registration Statement on Form SB-2 (Registration No. 333-139882) filed with the SEC on January 12, 2007).

Exhibit 4
Exclusive Distribution Agreement dated as of November 8, 2006 between Showtime and the Issuer (incorporated by reference to Exhibit 10.11 to Amendment No. 5 to the Issuer’s Registration Statement on Form SB-2 (Registration No. 333-139882) filed with the SEC on May 8, 2007).

Exhibit 5	Warrant #1 (incorporated by reference to Exhibit 4.6 to the Issuer’s Registration Statement on Form SB-2 (Registration No. 333-139882) filed with the SEC on January 12, 2007).

Exhibit 6	Warrant #2 (incorporated by reference to Exhibit 4.7 to the Issuer’s Registration Statement on Form SB-2 (Registration No. 333-139882) filed with the SEC on January 12, 2007).

Exhibit 7	Warrant #3 (incorporated by reference to Exhibit 4.9 to Amendment No. 1 to the Issuer’s Registration Statement on Form SB-2 (Registration No. 333-139882) filed with the SEC on February 20, 2007).

Exhibit 8
Warrant #4 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) February 22, 2008 (File No. 000-31573) filed with the SEC on February 28, 2008).

Exhibit 9
Warrant #5 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) February 22, 2008 (File No. 000-31573) filed with the SEC on February 28, 2008).

Exhibit 10
Subscription Agreement dated February 22, 2008 between Showtime and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) February 22, 2008 (File No. 000-31573) filed with the SEC on February 28, 2008).

Exhibit 11
Investor Rights Agreement dated February 22, 2008 between Showtime and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) February 22, 2008 (File No. 000-31573) filed with the SEC on February 28, 2008).

Exhibit 12
Broadcast Agreement dated February 22, 2008 between CBS Entertainment and the Issuer (incorporated by reference to Exhibit 10.15 to the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 2007 (File No. 000-31573) filed with the SEC on April 15, 2008).

Exhibit 13
Warrant #6 (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) June 18, 2008 (File No. 000-31573) filed with the SEC on June 24, 2008).

Exhibit 14
Senior Secured Note Purchase Agreement dated as of June 18, 2008 between Showtime and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) June 18, 2008 (File No. 000-31573) filed with the SEC on June 24, 2008).

Exhibit 15
Security Agreement dated as of June 18, 2008 between Showtime and the Issuer (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) June 18, 2008 (File No. 000-31573) filed with the SEC on June 24, 2008).

Exhibit 16
$3,500,000 Senior Secured Note dated as of June 18, 2008 granted by the Issuer to Showtime (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) June 18, 2008 (File No. 000-31573) filed with the SEC on June 24, 2008).

Exhibit 17
$1,000,000 Senior Secured Note dated as of September 10, 2008 granted by the Issuer to Showtime (incorporated by reference to Exhibit 2.6 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) September 10, 2008 (File No. 000-31573) filed with the SEC on September 17, 2008).

Exhibit 18
First Amendment to the June 18, 2008 Security Agreement dated September 10, 2008 between Showtime and the Issuer (incorporated by reference to Exhibit 2.7 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) September 10, 2008 (File No. 000-31573) filed with the SEC on September 17, 2008).

Exhibit 19
First Amendment to the December 17, 2007 Promissory Note dated June 17, 2008, as agreed to by Showtime (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) June 18, 2008 (File No. 000-31573) filed with the SEC on June 24, 2008).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated:  September 17, 2008

SHOWTIME NETWORKS INC.

By:	/s/ Louis J. Briskman
Name: Louis J. Briskman
Title: Executive Vice President

CBS OPERATIONS INC.

By:	/s/ Louis J. Briskman
Name: Louis J. Briskman
Title: Executive Vice President and General Counsel

CBS CORPORATION

By:	/s/ Louis J. Briskman
Name: Louis J. Briskman
Title: Executive Vice President and General Counsel

NAIRI, INC.

By:	/s/ Sumner M. Redstone
Name: Sumner M. Redstone
Title: Chairman and President

NATIONAL AMUSEMENTS, INC.

By:	/s/ Sumner M. Redstone
Name: Sumner M. Redstone
Title: Chairman and Chief Executive Officer

/s/ Sumner M. Redstone
Name: Sumner M. Redstone
Individually

SCHEDULE I

Name, business address and present principal occupation or
employment of the directors and executive officers of

Showtime Networks Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Chief Development Officer and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Matthew C. Blank President	Showtime Networks Inc. 51 West 52nd Street New York, NY 10019	President Showtime Networks Inc. 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE I
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

Showtime Networks Inc.

EXECUTIVE OFFICERS (Continued)

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Martin D. Franks Executive Vice President, Planning, Policy and Government Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Affairs CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Executive Vice President and Controller	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Gwen Marcus Executive Vice President, General Counsel and Assistant Secretary	Showtime Networks Inc. 51 West 52nd Street New York, NY 10019	Executive Vice President, General Counsel and Assistant Secretary Showtime Networks Inc. 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Jerry Scro Executive Vice President and Chief Financial Officer	Showtime Networks Inc. 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer Showtime Networks Inc. 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Chief Development Officer and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE II

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Operations Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Chief Development Officer and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Leslie Moonves President and Chief Executive Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President, General Counsel and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE II
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Operations Inc.

EXECUTIVE OFFICERS (Continued)

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Martin D. Franks Executive Vice President, Planning, Policy and Government Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Affairs CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President and Chief Financial Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Gil Schwartz Executive Vice President, Corporate Communications	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Communications Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Martin M. Shea Executive Vice President, Investor Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Investor Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President and Controller	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Chief Development Officer and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE III

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone	CBS Corporation 51 West 52nd Street New York, NY 10019
Executive Chairman of the Board of CBS Corporation, Chairman and
Chief Executive Officer of National Amusements, Inc. and Chairman and
President of NAIRI, Inc.
CBS Corporation
51 West 52nd Street
New York, NY 10019

David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Joseph A. Califano Jr.	The National Center on Addiction and Substance Abuse at Columbia University 633 Third Avenue New York, NY 10017	Chairman and President The National Center on Addiction and Substance Abuse at Columbia University 633 Third Avenue New York, NY 10017
William S. Cohen	The Cohen Group 500 Eighth Street, N.W. Washington, D.C. 20004	Chairman and Chief Executive Officer The Cohen Group 500 Eighth Street, N.W. Washington, D.C. 20004
Gary L. Countryman	Liberty Mutual Group 175 Berkeley Street Boston, MA 02116	Chairman Emeritus Liberty Mutual Group 175 Berkeley Street Boston, MA 02116
Charles K. Gifford	Bank of America 100 Federal Street Boston, MA 02110	Chairman Emeritus Bank of America 100 Federal Street Boston, MA 02110
Leonard Goldberg	Mandy Films 9201 Wilshire Boulevard Beverly Hills, CA 90210	President Mandy Films 9201 Wilshire Boulevard Beverly Hills, CA 90210

SCHEDULE III
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Corporation

DIRECTORS (Continued)

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Bruce S. Gordon	c/o CBS Corporation 51 West 52nd Street New York, NY 10019	Former President and Chief Executive Officer of National Association for the Advancement of Colored People, Retired Verizon Executive, c/o CBS Corporation 51 West 52nd Street New York, NY 10019
Linda M. Griego	Griego Enterprises, Inc. 644 South Figueroa Street Los Angeles, CA 90017	President and Chief Executive Officer Griego Enterprises, Inc. 644 South Figueroa Street Los Angeles, CA 90017
Arnold Kopelson	Kopelson Entertainment 1900 Avenue of the Stars Los Angeles, CA 90067	Co-Chairman & President Kopelson Entertainment 1900 Avenue of the Stars Los Angeles, CA 90067
Leslie Moonves	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Doug Morris	Universal Music Group 1755 Broadway New York, NY 10019	Chairman & CEO Universal Music Group 1755 Broadway New York, NY 10019
Shari E. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice Chair of the Board of CBS Corporation, President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Frederic V. Salerno	c/o CBS Corporation 51 West 52nd Street New York, NY 10019	Retired Vice Chairman and Chief Financial Officer of Verizon Communications Inc. c/o CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE III
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Corporation

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Executive Chairman of the Board	CBS Corporation 51 West 52nd Street New York, NY 10019
Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer
of National Amusements, Inc. and Chairman and President of NAIRI, Inc.
CBS Corporation
51 West 52nd Street
New York, NY 10019

Leslie Moonves President and Chief Executive Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and General Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President, Planning, Policy and Government Affairs	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Affairs CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President, Controller and Chief Accounting Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE III
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Corporation

EXECUTIVE OFFICERS (Continued)

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Joseph R. Ianniello Senior Vice President, Chief Development Officer and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Chief Development Officer and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President and Chief Financial Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Gil Schwartz Executive Vice President and Chief Communications Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Communications Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Martin M. Shea Executive Vice President, Investor Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Investor Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President, Deputy General Counsel and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE IV

Name, business address and present principal occupation or
employment of the directors and executive officers of

NAIRI, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
George S. Abrams	Winer & Abrams 60 State Street Boston, MA 02109	Attorney Winer & Abrams 60 State Street Boston, MA 02109
David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Philippe P. Dauman	Viacom Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer Viacom Inc. 1515 Broadway New York, NY 10036
Shari E. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice Chair of the Board of CBS Corporation, President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Sumner M. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive
Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.
National Amusements, Inc.
846 University Avenue
Norwood, MA  02062

SCHEDULE IV
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

NAIRI, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Chairman and President	National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer
of National Amusements, Inc. and Chairman and President of NAIRI, Inc.
National Amusements, Inc.
846 University Avenue
Norwood, MA  02062

Shari E. Redstone Executive Vice President	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice Chair of the Board of CBS Corporation, President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Jerome Magner Vice President and Treasurer	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President and Treasurer of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Richard Sherman Vice President and Assistant Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Tilly Berman Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Secretary National Amusements, Inc. 846 University Avenue Norwood, MA 02062

SCHEDULE V

Name, business address and present principal occupation or
employment of the directors and executive officers of

National Amusements, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
George S. Abrams	Winer & Abrams 60 State Street Boston, MA 02109	Attorney Winer & Abrams 60 State Street Boston, MA 02109
David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Philippe P. Dauman	Viacom Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer Viacom Inc. 1515 Broadway New York, NY 10036
Shari E. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice Chair of the Board of CBS Corporation, President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Sumner M. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer
of National Amusements, Inc. and Chairman and President of NAIRI, Inc.
National Amusements, Inc.
846 University Avenue
Norwood, MA  02062

SCHEDULE V
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

National Amusements, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Chairman and Chief Executive Officer	National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer
of National Amusements, Inc. and Chairman and President of NAIRI, Inc.
National Amusements, Inc.
846 University Avenue
Norwood, MA  02062

Shari E. Redstone President	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice Chair of the Board of CBS Corporation, President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Jerome Magner Vice President and Treasurer	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President and Treasurer of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Richard Sherman Vice President and Assistant Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Tilly Berman Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Secretary National Amusements, Inc. 846 University Avenue Norwood, MA 02062